FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2011

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated April 25, 2011 regarding director candidates

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date April 25, 2011	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Senior Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Hitachi Announces Director Candidates

Tokyo, April 25, 2011 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced director candidates in accordance with a decision taken at a meeting of Nominating Committee convened today, and is subject to approval at Hitachi’s Ordinary General Meeting of Shareholders in June 2011.

1. Director Candidates <Proposed at Hitachi’s Ordinary General Meeting of Shareholders in June 2011> [* New]

<Chairman of the Board>

Takashi Kawamura, currently Chairman of the Board

<Outside Director>

Yoshie Ota, currently Outside Director

Mitsuo Ohashi, currently Outside Director, Advisor of Showa Denko K.K.

*Nobuo Katsumata, currently Chairman, Member of the Board of Marubeni Corporation

Tohru Motobayashi, currently Outside Director, Lawyer, Partner, Ihara & Motobayashi

<Director>

Isao Ono, currently Director, Chairman of the Board of Hitachi Solutions, Ltd.

*Stephen Gomersall, currently Chairman of the Board of Hitachi Europe Ltd. (Group Chairman for Europe)

Tadamichi Sakiyama, currently Director

Masaharu Sumikawa, currently Director, Chairman of the Board of Hitachi Plant Technologies, Ltd.

Hiroaki Nakanishi, currently Director, Representative Executive Officer and President

Michiharu Nakamura, currently Director

*Takashi Hatchoji, currently Deputy General Manager of Hitachi Group Headquarters for Post-earthquake Reconstruction and Redevelopment, Chairman of the Board of Hitachi America, Ltd. (Group Chairman for the Americas)

Takashi Miyoshi, currently Director, Representative Executive Officer, Executive Vice President and Executive Officer

2. Resigning Directors

Akihiko Nomiyama, currently Outside Director, Honorary Executive Consultant, JX Holdings, Inc.

Kenji Miyahara, currently Outside Director, Honorary Advisor, Sumitomo Corporation

3. Biography of New Director Candidates

Nobuo Katsumata

1. Date of Birth	:	December 5, 1942
2. Education
March, 1966	:	Graduated from the faculty of economics, Keio University
3. Business Experience
April, 2008	:	Chairman, Member of the Board of Marubeni Corporation
April, 2003	:	President & CEO, Member of the Board of Marubeni Corporation
April, 2001	:	Senior Vice President, Director of Marubeni Corporation
April, 1999	:	Corporate Vice President, Director of Marubeni Corporation
June, 1996	:	Director of Marubeni Corporation
April, 1966	:	Joined Marubeni-Iida Co., Ltd. (currently Marubeni Corporation)

Stephen Gomersall

1. Date of Birth	:	January 17, 1948
2. Education
June, 1970	:	Graduated from Stanford University, MA in International Studies
May, 1969	:	Graduated from Queens’ College Cambridge, BA in Modern Languages
3. Business Experience
April, 2011	:	Chairman of the Board of Hitachi Europe Ltd. (Group Chairman for Europe)
October, 2006	:	Senior Vice President and Executive Officer, Chief Executive for Europe, Chairman of the Board of Hitachi Europe Ltd.
November, 2005	:	Chief Executive for Europe, Chairman of the Board of Hitachi Europe Ltd.
October, 2004	:	Chief Executive for Europe of Hitachi, Ltd.
July, 2004	:	Retired Ambassador to Japan
July, 1999	:	Ambassador to Japan
April, 1994	:	Deputy Permanent Representative to the United Nations
September, 1970	:	Joined Foreign and Commonwealth Office, UK

Takashi Hatchoji

1. Date of Birth	:	January 27, 1947
2. Education
March, 1970	:	Graduated from the Department of Commerce, Hitotsubashi University
3. Business Experience
April, 2011	:	Deputy General Manager of Hitachi Group Headquarters for Post-earthquake Reconstruction and Redevelopment, Chairman of the Board of Hitachi America, Ltd. (Group Chairman for the Americas)
April, 2009	:	Representative Executive Officer, Executive Vice President and Executive Officer, General Manager of Supervisory Office for Business Infrastructure, Hitachi Group Chief Environmental Strategy Officer, General Manager of Supervisory Office for Product Environmental Information
December, 2007	:	President and Director of Hitachi Research Institute, Ltd., Hitachi Group Chief Environmental Strategy Officer of Hitachi, Ltd.
June, 2007	:	President and Director of Hitachi Research Institute, Ltd.
April, 2007	:	Director of Hitachi Research Institute, Ltd.
April, 2006	:	Representative Executive Officer, Executive Vice President and Executive Officer, General Manager of Compliance Division
April, 2004	:	Senior Vice President and Executive Officer, General Manager of Hitachi Group-Legal and Corporate Communications, Hitachi Group Headquarters, Compliance Division and Invention Management Division
June, 2003	:	Vice President and Executive Officer, General Manager of Legal and Corporate Communications and Corporate Auditing
April, 2003	:	General Manager of Legal and Corporate Communications and Corporate Auditing
April, 2002	:	Chief Operating Officer and Chief Technology Officer of Information & Telecommunication Systems Group, General Manager of Business Solution Systems Division
April, 2001	:	General Manager of Business Solution Systems Division, System Solutions
November, 1997	:	General Manager of Corporate Planning & Development Office, Hitachi, Ltd., Executive Vice President of Hitachi Research Institute, Ltd.
February, 1995	:	Department Manager of Business Development Department, Industrial Processing Division
April, 1970	:	Joined Hitachi, Ltd.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 360,000 employees worldwide. Fiscal 2009 (ended March 31, 2010) consolidated revenues totaled 8,968 billion yen ($96.4 billion). Hitachi will focus more than ever on the Social Innovation Business, which includes information and telecommunication systems, power systems, environmental, industrial and transportation systems, and social and urban systems, as well as the sophisticated materials and key devices that support them. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

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